Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Premium Krill Oil, NKO® Enters the Mass Market with Jamieson Laboratories, the Largest Brand in Canada

LAVAL, Quebec, Feb 15, 2012 Neptune Technologies and Bioressources Inc. (Nasdaq: NEPT) (TSX: NTB) announces that Jamieson Laboratories (Jamieson) is initiating commercialisation of NKO® in the Canadian Food, Drug and Mass Market (FDM) retail channel coast to coast.

Jamieson, Canada’s largest manufacturer and distributor of dietary supplements celebrates this year its 90th anniversary, confirming market leadership earned by consistently providing innovative products of the highest quality, purity and safety. Jamieson offers more than 250 different products in over 7,000 stores Nationwide.

‘‘We are thrilled to introduce Jamieson Omega-3 Super Krill to the market. In accordance with the Jamieson brand, our Krill product contains 100% Neptune Krill Oil (NKO®), the only clinically proven krill oil with recognised Health Canada claims and specific health benefits. We are extremely confident that this new Jamieson product will benefit Canadian consumers who need to improve their cholesterol profile or alleviate a joint pain condition’’ stated Jillan Mariani, Director of Brand Marketing for Jamieson. “We have been watching krill as an ingredient for several years, and are bringing it to market at the right time and with the right partner” she added.

‘‘This is a major achievement for Neptune; Jamieson is the number one distributor in Canada with an overwhelming presence in the Canadian mass-market. This new partnership represents a significant milestone in Neptune global growth strategy” said Michel Chartrand, Neptune’s COO.

‘‘After reviewing various options offered to us from competitive brands it was clear that Neptune Krill Oil was a superior product, surpassing others in all our judging criteria, making it easier to add NKO® to the Jamieson product portfolio’’ concluded Frank Lucchetta, Jamieson’s Senior Vice-President.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Howard Group Contact:
Neptune Technologies & Bioressources Inc.	Dave Burwell
André Godin, CFO	(888) 221-0915
+1.450.687.2262	dave@howardgroupinc.com
a.godin@neptunebiotech.com	www.howardgroupinc.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.